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                                                                     EXHIBIT 3.5



            AMENDMENT TO THE BYLAWS OF BAY MEADOWS OPERATING COMPANY



Be it resolved that Section 3.2 of Article III of the Company's Bylaws shall be amended by adding the following sentence at the end of Section 3.2: "The following qualification for election, appointment and service as a director is in effect. In order to be nominated for election or appointed to the Board of Directors, the nominee must be of an age that would not place the nominee at or above the age of 72 prior to the anticipated end of his or her term."